Building wealth through developing and operating major copper & gold mines

TASEKO COMMENTS ON RECENT COURT DECISION REGARDING
NEW PROSPERITY WORK PERMITS

December 5, 2011, Vancouver, BC – On December 2, 2011 Justice Grauer of the BC Supreme Court suspended two of Taseko’s work permits for a period of up to 90 days to allow time for the Court to hear a judicial review brought by the Tsilhqot’in Nation. The judicial review challenges the adequacy of the consultation performed by the British Columbia provincial government before the permits were issued.

In making his decision Justice Grauer made it clear that the New Prosperity project represented significant value and opportunity for British Columbia and that the case has nothing to do with whether or not the project should proceed, and that he expects the authorized work will be done after the judicial review is heard.

Background

When Taseko was granted legal permission to undertake this routine exploration work on the New Prosperity site the Tsilhqot’in Nation filed for a judicial review challenging the granting of that permission alleging the Provincial government had failed to adequately consult with them as required by law.

Taseko, while attempting to undertake the work it was duly authorized to perform, was obstructed from doing so by First Nation individuals. Wishing to avoid a confrontation, the Company sought the assistance of the Court and filed an injunction application to prohibit further obstruction of its authorized work. In response the Tsilhqot’in Nation filed their own injunction application seeking to prohibit the Company from proceeding with its work pending the outcome of the judicial review.

Decision

Justice Grauer has suspended Taseko’s permits for up to 90 days to allow the Tsilhqot’in Nation to have the judicial review heard on an expedited basis during this 90 day period. He also encouraged the respective parties to meet and talk about the nature of the work to be done and any concerns related to it. Taseko is receptive to engaging in those talks.

Justice Grauer found that the conduct of the Company was entirely lawful at every point. He was also critical of the individuals who obstructed the work of the Company, and awarded the Company court costs, to be paid forthwith.

Commentary by Taseko

Taseko will be carefully reviewing the written reasons of Justice Grauer when they are made available later this week and will take the steps it considers most prudent to secure the balance of the approvals necessary to put New Prosperity into production as soon as possible.

Through no fault of its own Taseko is caught in the middle of a dispute between the provincial government and the Tsilhqot’in Nation concerning the role of the Tsilhqot’in Nation in land use decisions. The judicial review will focus on whether the consultation process conducted by the provincial government in relation to the permits was appropriate. The Company’s assessment is that the government did conduct itself appropriately, and expects that issue will soon be decided in the judicial review.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

The Company will be taking all reasonable steps to see that the federal environmental assessment of New Prosperity, which began November 7, 2011, is completed within the 12 month timeframe as directed by the Minister of Environment.

For further information on Taseko, please see the Company's website www.tasekomines.com.

For Media contact: Brian Battison, Vice President Corporate Affairs, 778-373-4543, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com